February 21, 2020

Pete Meyers
Chief Financial Officer
Eagle Pharmaceuticals, Inc.
50 Tice Boulevard, Suite 315
Woodcliff Lake, NJ 07677

       Re: Eagle Pharmaceuticals, Inc.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 28, 2019
           File No. 001-36306

Dear Mr. Meyers:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences